PARKSTERLING

FILED BY PARK STERLING CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED UNDER RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: CITIZENS SOUTH BANKING CORPORATION
COMMISSION FILE NO. 000-23971

KBW KEEFE, BRUYETTE & WOODS

ANNUAL COMMUNITY BANK INVESTOR CONFERENCE 2012

July 30 – August 1, 2012

Forward Looking Statements

This presentation contains, and Park Sterling and its management may make, certain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts and often use words such as "may," "plan," "contemplate," "anticipate," "believe," "intend," "continue," "expect," "project," "predict," "estimate," "could," "should," "would," "will," "goal," "target" and similar expressions. These forward-looking statements express management's current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expectations regarding the proposed merger with Citizens South Banking Corporation ("Citizens South"); the general business strategy of engaging in bank mergers, organic growth, branch openings, expansion or addition of product capabilities, expected footprint of the banking franchise and anticipated asset size; anticipated loan growth; changes in loan mix and, deposit mix; capital and liquidity levels; net interest income; credit trends and conditions, including loan losses, allowance for loan loss, charge-offs, delinquency trends and nonperforming asset levels; and other similar matters. These forward-looking statements are not guarantees of future results or performance and by their nature involve certain risks and uncertainties that are based on management's beliefs and assumptions and on the information available to Park Sterling at the time that these disclosures were prepared. Actual outcomes and results may differ materially from those expressed in, or implied by, any of these forward-looking statements.

You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risks, as well as those more fully discussed in any of Park Sterling's filings with the SEC: inability to obtain governmental approvals of the Citizens South merger on the proposed terms and schedule or of the assignment of certain Citizens South FDIC loss-share agreements; failure of Park Sterling's shareholders or Citizens South's stockholders to approve the merger; fluctuation in the trading price of Park Sterling's stock prior to the closing of the proposed merger, which would affect the total value of the proposed merger transaction; failure to realize synergies and other financial benefits from the proposed merger within the expected time frame; increases in expected costs or difficulties related to integration of the Citizens South merger; inability to identify and successfully negotiate and complete additional combinations with potential merger partners or to successfully integrate such businesses into Park Sterling, including the company's ability to realize the benefits and cost savings from and limit any unexpected liabilities acquired as a result of any such business combination; the effects of negative economic conditions or a "double dip" recession, including stress in the commercial real estate markets or delay or failure of recovery in the residential real estate markets; the impact of deterioration of the United States credit standing; changes in consumer and investor confidence and the related impact on financial markets and institutions; changes in interest rates; failure of assumptions underlying the establishment of allowances for loan losses; deterioration in the credit quality of the loan portfolio or in the value of the collateral securing those loans; deterioration in the value of securities held in the investment securities portfolio; legal and regulatory developments; increased competition from both banks and nonbanks; changes in accounting standards, rules and interpretations, inaccurate estimates or assumptions in accounting, including acquisition accounting fair market value assumptions and accounting for purchased credit-impaired loans, and the impact on Park Sterling's financial statements; and management's ability to effectively manage credit risk, market risk, operational risk, legal risk, and regulatory and compliance risk.

Forward-looking statements speak only as of the date they are made, and Park Sterling undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

Additional Information

NON-GAAP FINANCIAL MEASURES

Certain financial measures contained herein represent non-GAAP financial measures. For more information about these non-GAAP financial measures and the presentation of the most directly comparable financial measures calculated in accordance with GAAP and accompanying reconciliations, see the appendix in this presentation.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger between Park Sterling and Citizens South Banking Corporation ("Citizens South"), Park Sterling has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of Park Sterling and Citizens South that also constitutes a prospectus of Park Sterling, as well as other relevant documents concerning the proposed merger. Once the Registration Statement is declared effective by the SEC, Park Sterling and Citizens South will mail a definitive joint proxy statement/prospectus to their shareholders and stockholders, respectively. **INVESTORS ARE STRONGLY URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS) AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER**.

A free copy of the preliminary joint proxy statement/prospectus, as well as other filings containing information about Park Sterling and Citizens South, may be obtained after their filing at the SEC's Internet site (http://www.sec.gov). In addition, free copies of documents filed with the SEC may be obtained on the respective websites of Park Sterling and Citizens South at www.parksterlingbank.com and www.citizenssouth.com.

PARTICIPANTS IN THE SOLICITATION

Park Sterling and Citizens South and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Park Sterling's shareholders and Citizens South's stockholders in connection with the proposed merger. Information about the directors and executive officers of Park Sterling and Citizens South and about other persons who may be deemed participants in this solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about Park Sterling's executive officers and directors can be found in Park Sterling's definitive proxy statement in connection with its 2012 Annual Meeting of Shareholders filed with the SEC on April 16, 2012. Information about Citizens South's executive officers and directors can be found in Citizens South's definitive proxy statement in connection with its 2012 Annual Meeting of Stockholders filed with the SEC on April 13, 2012. Free copies of these documents can be obtained from the sources indicated above.

This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or the solicitation of any proxies from the shareholders of Park Sterling or the stockholders of Citizens South, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Introduction to Park Sterling

PARKSTERLING

Formed in October 2006

- Largest de novo raise in NC history ($45 million)
- Experienced community and regional banking team
- Deployed scalable Jack Henry Silverlake® platform

Pre-Initial Public Offering

- Grew to $488 million in total assets
- Established locations in Charlotte and Wilmington, NC
- Became FDIC bid-eligible institution

Initial Public Offering (August 2010)

- Raised gross proceeds of $150.2 million
- Reconstituted management team and board of directors
- Embarked on regional growth strategy

Subsequent Developments

- *De novo* entry into key growth markets
- Merged with Community Capital Corporation (2011Q4)
- Announced merger agreement with Citizens South Banking Corporation (expected closing 2012Q4)
- Expanding product capabilities

Park Sterling Today

PARKSTERLING

Financial Highlights

		2012Q2
Balance Sheet Profile		
Total assets	$	1,119,119
Total loans		712,506
Total deposits		842,034
Shareholders' equity		194,186
Tangible book value per share*	$	5.90
Earnings Profile (three months)		
Net interest income	$	10,099
Provision for loan losses		899
Noninterest income (excluding gain on sale of securities)*		2,103
Noninterest expenses (excluding merger-related expenses)*		10,429
Net income		678
Net income per share	$	0.02
Key Ratios (three months and period end)		
Nonperforming assets to total assets		3.13%
Net charge offs (annualized)		0.56%
Allowance to total loans (exluding acquired loans)*		2.23%
Tier 1 leverage ratio		14.92%

		July 26, 2012
Stock Information (NASDAQ: PSTB)		
50 day average volume (shares)		121,913
Closing price per share	$	4.60
Market value	$	147,837
Institutional shares held		68.1%
Insider shares held		5.3%

I am

PARKSTERLING

...You can count on me.


Richmond
Hampton Roads
Piedmont Triad
Research Triangle
Charlotte
Greenville/
Spartanburg
Columbia
Wilmington
Charleston

(Unaudited; $ in thousands, except per share amounts)
* Non-GAAP financial measure.

Source: NASDAQ and company information.

Proposed Merger with Citizens South

PARKSTERLING

- Premier community banking franchise in the Charlotte-Gastonia-Rock Hill MSA
  - Largest branch network and deposit base
  - Exceptional banking team
  - Broad product capabilities
- Established origination capabilities in key markets
  - Raleigh and Wilmington, NC
  - Charleston and Greenville-Spartanburg, SC
- Additional attractive deposit franchises
  - Upstate and Midlands regions, SC
  - North Georgia

"Hand in Glove" Combined Footprint


Morristown
Winston-Salem
Greensboro
Durham
Raleigh
Oak Ridge
Knoxville
Maryville
Asheville
Hickory
Salisbury
Cary
Sanford
Goldsboro
Kannapolis
Gastonia
Charlotte
Spartanburg
Aberdeen
Fayetteville
Dalton
Greenville
Anderson
Lumberton
Gainesville
Greenwood
Florence
Wilmington
Sandy Springs
Athens
Atlanta
Columbia
Lake City
Myrtle Beach
Martinez
Augusta
Orangeburg
Georgetown
Griffin
Macon
North Charleston
Charleston
Warner Robins

Pro Forma Combined Balance Sheet

	Park Sterling	Citizens South	Pro Forma Combined
As of March 31, 2012			
Cash and investments	$ 286,132	$ 236,833	$ 492,191
Total loans	727,862	728,525	1,425,522
Total assets	1,130,751	1,073,815	2,181,605
Total deposits	856,437	872,646	1,730,507
Total shareholders' equity	192,816	90,010	261,885

Charlotte-Gastonia-Rock Hill MSA Deposit Share

Rank	Institution	# of Branches	Total Deposits	Market Share
1	Bank of America	61	$ 127,934,050	79.60%
2	Wells Fargo	82	$ 18,297,321	11.38%
3	BB&T	60	$ 4,038,087	2.51%
4	Fifth Third	35	$ 1,478,806	0.92%
5	SunTrust	36	$ 1,217,284	0.76%
6	First Citizens	30	$ 1,093,098	0.68%
7	PNC Financial	18	$ 1,066,036	0.66%
8	Park Sterling (pro forma)	14	$ 770,928	0.48%
9	SCBT Financial	8	$ 481,364	0.30%
10	Yadkin Valley Financial	10	$ 453,123	0.28%

(Unaudited; $ in thousands) *Source: SNL Financial and company information. Deposit market share data as of June 30, 2011.*
Pro forma combined financial information based on March 31, 2012 unaudited results adjusted for estimated preliminary acquisition accounting entries; Loans include loans held for sale.

Vision

PARKSTERLING

Create a Strong Regional Franchise

- Our vision is to capitalize on a unique opportunity to create a highly respected regional community banking franchise
  - Return to soundness, profitability and growth
  - Diversified by geography and business mix
  - Noted for exceptional risk management, market management, relationship management and client service
  - Financial institution of choice for prospects, customers, employees, shareholders and communities


Richmond
Hampton Roads
Piedmont Triad
Research Triangle
Charlotte
Greenville/ Spartanburg
Wilmington
Columbia
Charleston

Strategy

PARKSTERLING

Organic Growth

- ❑ Origination bankers and product specialists located in six offices across higher-growth, metropolitan markets in the Carolinas
- ❑ 18 fully-staffed branches located in community markets across the Upstate of South Carolina
- ❑ Diverse product capabilities with wealth management, mortgage banking, cash management, asset-based lending, and traditional lending and deposit products

Mergers and Acquisitions

- ❑ Pipeline of opportunities across Virginia and the Carolinas remains active
  - Market conditions and regulatory environment remain challenging for smaller community banks
- ❑ Current focus on integration of Citizens South
  - Greatest opportunity to drive shareholder value
- ❑ Merger cost savings likely to play important role in financial model going forward
  - Slight advantage to opportunities in existing markets


Richmond
Hampton Roads
Piedmont Triad
Research Triangle
Charlotte
Greenville/
Spartanburg
Columbia
Wilmington
Charleston

Disclosure Policy: Management generally will not comment on specific M&A opportunities prior to execution of a merger agreement, nor on new hire opportunities prior to announcement.

Leadership

PARKSTERLING

Executive Officers

James C. Cherry *Chief Executive Officer*		32 years of banking experience including Chief Executive Officer of Mid-Atlantic Banking, President of Virginia Banking, Head of Trust and Investment Management for Wachovia Bank.
Bryan F. Kennedy, III *President*		30 years of banking experience including President North Carolina, Regions Bank and Executive Vice President, Park Meridian Bank. Helped organize Park Sterling in October 2006.
David L. Gaines *Chief Financial Officer*		24 years of banking experience including Chief Risk Officer for Corporate and Investment Banking, Senior VP and Comptroller, and Co-Manager of integration office for Wachovia Corporation.
Nancy J. Foster *Chief Risk Officer*		28 years of banking experience including Chief Risk Officer for CIT Group and Chief Credit Officer of Community Banking Group at LaSalle Bank.

Independent Board

Leslie M. (Bud) Baker, Jr. *Chairman*		Retired Chairman of Wachovia Corporation. Also served Wachovia as Chairman, President, Chief Executive Officer, and Chief Credit Officer, as well as President of the North Carolina Bank.
Walter C. Ayers *Director*		Retired President and Chief Executive Officer of the Virginia Bankers Association. Served as member of ABA's Communication Counsel, Government Relations Counsel and others.
Larry W. Carroll *Director*		President and Chief Executive Officer of Carroll Financial Associates, Inc, a registered investment advisory firm. CPA background. Park Sterling organizer in October 2006.
Jean E. Davis *Director*		Retired Executive and Head of Operations, Information Technology and e-Commerce at Wachovia Corporation. Also formerly Head of Human Resources, Head of Retail Banking.
Patricia C. Hartung *Director*		Executive Director of Upper Savannah Council of Governments. Founding member and former Chair of Community Capital Corporation.
Thomas B. Henson *Director*		President of Henson-Tomlin Interest, LLC and Senior Managing Director of Southeastern Private Investment Fund. Helped organize Park Sterling in October 2006. M&A attorney by background.
Jeffrey S. Kane *Director*		Retired Senior Vice President in charge of Charlotte office of Federal Reserve Bank of Richmond. Also served as head of Banking Supervision and Regulation.

Market Opportunity

PARKSTERLING

Banks < $5 Billion Total Assets by State



103 Banks
84 Banks
69 Banks
$26,842
$46,286
$64,339
SC
NC
VA

Banks < $5 Billion Total Assets by Assets



44
$2,570
70
$11,124
62
$21,981
27
$15,693
19
$16,393
24
$35,771
10
$33,935
$0.10B
$0.10B-$0.25B
$0.25B-$0.50B
$0.50B-$0.75B
$0.75B-$1.00B
$1.00B-$2.50B
$2.50B-$5.00B

Target Characteristics

- Absence of traditional regional banks in the Carolinas and Virginia
  - Only one locally headquartered institution between $5 billion and $20 billion in assets
- Opens opportunities in (at least) two areas
  - Customizing products and services to meet the needs of small business, middle market and wealth management customers
  - Offering potential merger partners broader product capabilities, a more liquid stock currency and a deeper management bench
- Continuing need for consolidation among community banks in these markets
  - Increasing cost of regulatory compliance
  - Challenges generating revenue growth
  - Need to improve operating efficiency

Source: SNL Financial and Company data as of Most Recent Quarter

Capital Structure

PARKSTERLING

Ready Deployable Capital

Tier 1 Leverage Ratio (%)


30.00
25.00
20.00
15.00
10.00
5.00
27.07
27.17
17.77
14.77
14.92
10.03 8.75 7.73
10.21 8.78 8.24
10.48 9.42 8.53
10.91 9.42 8.69
2011Q2
2011Q3
2011Q4
2012Q1
2012Q2
75th%
50th%
25th%
PSTB

Tangible Common Equity/ Tangible Assets* (%)


35.00
30.00
25.00
20.00
15.00
10.00
5.00
28.43
29.98
16.74
16.72
17.02
9.23 7.87 6.49
9.35 7.95 6.59
10.20 8.59 6.41
10.10 8.43 6.35
2011Q2
2011Q3
2011Q4
2012Q1
2012Q2
75th%
50th%
25th%
PSTB

Strong Relative Liquidity

50-Day Average Trading Volume


118,427
64,830
57,138
52,277
45,308
12,684
10,703
7,364
PSTB
FFCH
CSBC
SCBT
FBNC
YAVY
NBBC
BNCN

(Unaudited, 2011Q4 derived from audited statements)
** Non-GAAP financial measure.* *Average daily volume source NASDAQ (as of July 26, 2012)*

Peer group percentiles include depository institutions headquartered in the Carolinas with $750 million to $4 billion in total assets. (Source: SNL Financial)

Q & A

Remain in Top Quartile of Peer Group

PARKSTERLING

NPLs to Total Loans (%)


10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
-
7.25
5.84
2.66
3.00
2.85
8.13 5.98 4.65
8.67 6.16 4.89
9.37 5.73 4.71
8.72 5.73 3.72
2011Q2
2011Q3
2011Q4
2012Q1
2012Q2
75th%
50th%
25th%
PSTB

NPAs to Total Assets (%)


9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
-
5.34
4.93
3.25
3.41
3.13
7.54 5.09 4.20
7.64 5.52 3.98
8.01 4.41 3.96
7.50 4.57 3.63
2011Q2
2011Q3
2011Q4
2012Q1
2012Q2
75th%
50th%
25th%
PSTB

Allowance for Loan Losses (%)


3.50
3.00
2.50
2.00
1.50
1.00
0.50
-
2.96
2.68
2.57
2.47
2.23
1.34
1.31
1.32
2.97 2.42 2.23
2.90 2.40 2.21
2.79 2.46 2.19
2.81 2.49 2.12
2011Q2
2011Q3
2011Q4
2012Q1
2012Q2
75th%
50th%
25th%
PSTB (Total)
PSTB (Adjusted)*

Annualized NCOs to Average Loans (%)


4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
-
3.87
2.19
0.51
0.39
0.56
2.36 1.45 0.85
2.39 1.83 1.13
2.38 1.77 1.12
1.62 1.43 1.14
2011Q2
2011Q3
2011Q4
2012Q1
2012Q2
75th%
50th%
25th%
PSTB (Total)

Source: SNL and company information.

Peer group percentiles include depository institutions headquartered in the Carolinas with $750 million to $4 billion in total assets. (Source: SNL Financial)

Reconciliation of Non-GAAP Measures

PARKSTERLING

	June 30, 2012 (Unaudited)	March 31, 2012 (Unaudited)	December 31, 2011 (Unaudited)	September 30, 2011 (Unaudited)	June 30, 2011 (Unaudited)
Tangible assets					
Total assets	$ 1,119,119	$ 1,130,751	$ 1,113,222	$ 582,383	$ 610,668
Less: intangible assets	4,439	4,569	4,450	-	-
Tangible assets	$ 1,114,680	$ 1,126,182	$ 1,108,772	$ 582,383	$ 610,668
Tangible common equity					
Total common equity	$ 194,186	$ 192,816	$ 190,054	$ 174,617	$ 173,584
Less: intangible assets	4,439	4,569	4,450	-	-
Tangible common equity	$ 189,747	$ 188,247	$ 185,604	$ 174,617	$ 173,584
Tangible book value per share					
Issued and outstanding shares	32,706,627	32,643,627	32,643,627	28,619,358	28,619,358
Add: dilutive stock options	35	31	-	-	-
Deduct: nondilutive restricted awards	568,260	568,260	568,260	568,260	568,260
Period end dilutive shares	32,138,402	32,075,398	32,075,367	28,051,098	28,051,098
Tangible common equity	$ 189,747	$ 188,247	$ 185,604	$ 174,617	$ 173,584
Divided by: period end dilutive shares	32,138,402	32,075,398	32,075,367	28,051,098	28,051,098
Tangible common book value per share	$ 5.90	$ 5.87	$ 5.79	$ 6.22	$ 6.19
Tangible common equity to tangible assets					
Tangible common equity	189,747	188,247	185,604	174,617	173,584
Divided by: tangible assets	1,114,680	1,126,182	1,108,772	582,383	610,668
Tangible common equity to tangible assets	17.02%	16.72%	16.74%	29.98%	28.43%
Noninterest expenses excluding merger-related expenses					
Noninterest expenses	$ 10,863	$ 11,003	$ 10,036	$ 5,216	$ 5,474
Less: merger-related expenses	(434)	(930)	(2,609)	(496)	(632)
Noninterest expenses excluding merger-related expenses	10,429	10,073	7,427	4,720	4,842
Noninterest income excluding gain on sale of securities					
Noninterest income	$ 2,592	$ 1,955	$ 1,420	$ 111	$ 44
Less: gain on sale of securities	(489)	-	-	-	(1)
Noninterest income excluding gain on sale of securities	$ 2,103	$ 1,955	$ 1,420	$ 111	$ 43
Asset quality measures and loan information excluding acquisition					
Total loans	$ 712,506	$ 727,862	$ 759,047	$ 367,412	$ 380,365
Less: loans acquired with Community Capital	(310,149)	(341,017)	(363,500)	-	-
Loans excluding acquired loans	$ 402,357	$ 386,845	$ 395,547	$ 367,412	$ 380,365
Allowance for loan losses	$ 9,431	$ 9,556	$ 10,154	$ 9,833	$ 11,277
Less: allowance related to acquired loans	(450)	-	-	-	-
Loans excluding acquired loans	$ 8,981	$ 9,556	$ 10,154	$ 9,833	$ 11,277
Divided by: loans excluding acquired loans	402,365	386,795	395,547	367,412	380,365
Allowance for loan losses to loans excluding acquired loans	2.23%	2.47%	2.57%	2.68%	2.96%

(Unaudited, 2011Q4 derived from audited statements; $ in thousands, except per share amounts)

Special Note

As contemplated during the 2010 public offering, Park Sterling awarded certain performance-based restricted shares to officers and directors following formation of the bank holding company. These 568,260 shares vest one-third each when the company's stock price per share reaches the following performance thresholds for 30 consecutive trading days: (i) 125% of offer price ($8.13); (ii) 140% of offer price ($9.10); and (iii) 160% of offer price ($10.40). These anti-dilutive restricted shares are issued (and thereby have voting rights), but are not included in EPS or TBV per share calculations until they vest (and thereby have economic rights).

Non-GAAP Measures

Tangible assets, tangible common equity, tangible book value, noninterest expenses excluding merger-related expenses, noninterest income excluding the gain on sale of securities, asset quality measures excluding the effects of acquired loans, and related ratios and per share measures, as used throughout this release, are non-GAAP financial measures. Management uses tangible assets, tangible common equity and tangible book value and related ratios to evaluate the adequacy of shareholders' equity and to facilitate comparisons with peers; asset quality measures excluding the effects of acquired loans to evaluate both its asset quality and asset quality trends, and to facilitate comparisons with peers; and noninterest expenses excluding merger-related expenses and noninterest income excluding gain on sale of securities. This table presents a reconciliation of these non-GAAP measures to the most comparable GAAP measures.